HEDGE FUND GUIDED PORTFOLIO SOLUTION

ADMINISTRATIVE SERVICES AND SUB-ACCOUNTING PLAN

June 19, 2018

Hedge Fund Guided Portfolio Solution (“Fund”) is closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and publically offers its Shares of beneficial interest (“Shares”) continuously under the Securities Act of 1933.  The Fund or its distributor (“Distributor”) may from time to time enter into an agreement to offer Shares through a financial intermediary, such as a broker-dealer, that provides a combination of advisory, brokerage and/or platform services to such intermediary’s clients (collectively, “Intermediaries”).  Such Intermediary may maintain one or more accounts in which the Intermediary’s customers invest.  Such Intermediary may enter into an agreement with the Fund or Distributor whereby such Intermediary performs administrative and sub-accounting services and/or incurs expenses that otherwise would be performed or incurred by the Fund and/or its administrator/transfer agent if a shareholder had not invested through the Intermediary.  Such services include, among others, various recordkeeping and investor account maintenance services that primarily are administrative in nature and not intended primarily for distribution services (“Administrative and Sub-Accounting Services”).  The Intermediary typically seeks to charge the Fund a fee for such services to be provided to the Intermediary’s clients by the Intermediary.  Any such Administrative and Sub-Accounting Services paid hereunder by the Fund shall not include marketing and promotional services characterized as primarily intended to result in the sale of Shares (“Distribution Services”), as opposed to being considered primarily administrative in nature.

This Administrative Services and Sub-Accounting Plan governs payments by the Fund for such services, on the following terms and conditions:

A.	APPROVAL OF AND GENERAL DESCRIPTION OF SERVICES
Where an Intermediary maintains one or more accounts for its clients who own Shares (or with the Fund’s administrator/transfer agent) Administrative and Sub-Accounting Services approved under this Plan and provided to investors by such Intermediary may include, but are not limited to:

•	Establishing and maintaining accounts and records relating to shareholders,
•	Answering shareholder inquiries regarding administrative services and routine inquiries regarding Fund;
•	Processing, aggregating and netting shareholder purchases and repurchases of Fund Shares;
•	Preparing and delivering confirmations of purchase and repurchase transactions by shareholders holding through the Intermediary’s account or accounts;
•	Assisting shareholders in effecting changes to their dividend and capital gains distribution options;
•	Disbursing dividends and capital gain distributions;

•	Reinvesting dividends and capital gain distributions;
•	Preparing and delivering tax reports to shareholders and taxing authorities;
•	Withholding taxes as necessary;
•	Preparing and delivering periodic statements to shareholders;
•	Delivering prospectuses, shareholder reports, proxy statements, proxies and other Fund materials to shareholders; and
•	Obtaining net asset values to facilitate reporting and processing

Such Administrative and Sub-Accounting Services approved by this Plan shall not be Distribution Services, and shall not be subject to any plan of any class of the Fund adopted pursuant to Rule 12b-1 under the 1940 Act.  The payment for Distribution Services is not authorized by this Plan.

B.	FEES
Fees paid by any class of the Fund under this Plan (the “Service Fee”) shall not exceed an annual rate of up to 0.10% (10 basis points) of net assets.  In order to enable the Fund’s investment adviser (“Adviser”) to attempt to negotiate the lowest fees possible, the specific amount of a Service Fee paid pursuant to this Plan may vary up to the maximum approved Service Fee, based on the Intermediary and the amount and nature of Administrative and Sub-Accounting Services provided by such Intermediary, provided that the Service Fee is approved by the Board.  If the Service Fee is blended with any other Intermediary fees, the apportionment between the total fee paid to the Intermediary and the Service Fee is approved by the Board.

Any Service Fee paid by a class of a Fund pursuant to this Plan shall be an approved expense pursuant to the Trust’s Multiple Class Plan that has been adopted pursuant to Rule 18f-3 under the 1940 Act.

A Fund may pay a Service Fee under this Plan directly to an Intermediary or may pay and/or reimburse the Distributor or Adviser for the amount of such Service Fee under this Plan to the extent they may pay such Service Fee to an Intermediary.

C.	BOARD CONSIDERATION OF INTERMEDIARY FEE AND EXPENSE ALLOCATION OF EACH CLASS

The Board shall approve each Service Fee paid under this Plan.  Any apportionment, to the extent necessary, between the total Intermediary fee and the Service Fee will be approved by the Board.  Such allocation will be intended to satisfy the standards set forth by the SEC staff in its no action letter Investment Company Institute (pub. avail. Oct. 30, 1998).
In undertaking an allocation, the Board shall consider the following, among other items:  (1) the overall services generally provided by Intermediaries, including the characterization of such services by each Intermediary; (2) the nature of those services and the portion of such services that may reasonably be considered Administration and Sub-Accounting Services and non-distribution related; (3) the benefits to shareholders from such Administrative and Sub-Accounting Services; (4) the portion of such services that reasonably may be expected to provide some degree of Distribution Services and as such may properly be borne under the Fund’s plan adopted pursuant to rule 12b-1 under the Investment Company Act of 1940 and/or by the Adviser out of its own resources; (5) the fact that the Fund would incur costs if such Administrative and Sub-Accounting Services were provided by the Funds’ administrator/transfer agent directly rather than by such Intermediary; and (6) the apportionment of costs to be borne by the Fund under the Administrative and Sub-Accounting Services Plan in relation to the overall Intermediary fee of each Intermediary.
Certain expenses may be attributable to a particular Class of shares of each Fund (“Class Expenses”).  Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne by the outstanding Shares of that Class.  The approved Service Fee shall be charged to the Class whose Shares are held by the Intermediary as a Class Expense.
D.	REPORTING
The Adviser shall provide to the Board at least annually a written report of the amount of Service Fees paid under this Plan and the recipients of such Service Fees.
E.	AMENDMENT OF PLAN
This Plan, including Schedule A, may be amended only by vote of at least a majority of the Board, including a majority of the Trustees who are not “interested persons” as defined in the 1940 Act.  No vote of shareholders shall be required for an amendment to the Plan.
F.	TERMINATION
This Plan may be terminated at any time by the vote of a majority of the Board, including a majority of the Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.
G.	SEVERABILITY
If any provision of this Plan is held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby and shall remain effective.

H.	ADVISER’S OWN RESOURCES
This Plan does not preclude an Adviser from paying the Intermediary Fee in whole or in part out of its own resources and past legitimate profits (“Adviser Resources”).  In order for the Board to supervise the allocation of the Intermediary Fee among (a) this Plan, (b) the Rule 12b-1 Plan of any Class, and (c) payments from Adviser Resources, the total Intermediary Fee and each payment type shall be set forth on Schedule A.
I.	RECORDS
The Fund shall preserve copies of this Plan and any related agreements with Intermediaries for a period of not less than six years from the date of expiration of the Plan or an agreement, as the case may be, the first two years in an easily accessible place and shall preserve copies of each report made pursuant to this Plan for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

Schedule A
Fund Charges Under Plan and Apportionment of Overall Fee*

Recipient	Service Fee	12b-1 Fee (Class A)	Adviser Resources
Merrill Lynch	0.10% per annum	75 bp	None

*Any Rule 12b-1 payment has been approved separately under the Rule 12b-1 Plan for each Class.  Any representation of Rule 12b-1 fees in Exhibit A is solely for the purpose of assisting any allocation that may be undertaken pursuant to this Plan.